  11 September 2019

  Gary Newberry
  Division of Corporation Finance
  U.S. Securities and Exchange Commission
  Washington D.C. 20549-0306

  VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re: Utah Medical Products, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 31, 2019
  Form 10-Q for the Fiscal Quarter Ended June 30, 2019 Filed August 9, 2019
  File No. 001-12575

Dear Mr. Newberry:

Thank you for your review of Utah Medical Products, Inc.'s (UTMD's) recent SEC Form 10-K and Form 10-Q filings.  This is UTMD's requested response to the SEC comments, which will also be filed on EDGAR as private correspondence with the SEC.  I have incorporated the SEC comments received 9 September 2019 in italics followed by UTMD's responses.

Form 10-Q for the Fiscal Quarter Ended June 30. 2019

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations
f) Income Before Taxes (EBT), page 14

 1.        You present and discuss the measure called “adjusted consolidated EBITDA” in this section without identifying it as non-GAAP and providing the reconciliation and other disclosures required by Item 10(e) of Regulation S-K.  Please revise your presentation of non-GAAP measures in future filings to fully comply with that guidance.  Refer also to our Compliance & Disclosure Interpretations on non-GAAP financial measures.

UTMD Response to Item 1:
UTMD will ensure that future filings comply with Item 10(e), identifying "adjusted consolidated EBITDA" as non-GAAP and providing the reconciliation and other disclosures required by Regulation S-K.

General

2.        We note that you rely very heavily on defined terms throughout the filing and, especially so, in the Analysis of Results of Operations.  When preparing your future filings, consider using defined terms sparingly in your discussions and disclosures so that investors can more easily read and comprehend the information.  Refer to Staff Legal Bulletin 7.  See also the guidance provided in the SEC’s Plain English Handbook found at www.sec.gov/pdf/handbook.pdf.

Gary Newberry
U.S. Securities and Exchange Commission
11 September 2019

UTMD Response to Item 2:
When preparing its future filings, UTMD will consider using defined terms sparingly in its discussions and disclosures.

Sincerely,
/s/Brian L. Koopman
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

Direct tele no. (801) 569-4014
Direct fax no. (801) 566-7305